Clifton Star Announces Withdrawal and Consequent Cancellation of Requisitioned Meeting

Quebec City, QUEBEC — (May 27, 2015) Clifton Star Resources Inc. (“Clifton Star” or the “Company”) (TSXV: CFO; FRANKFURT: C3T) today is pleased to announce that it has received written notification from shareholders Harry Miller and Nick Segounis, who had earlier requisitioned a meeting of Clifton Star’s shareholders, indicating that their requisition has been withdrawn.  As a result of the withdrawal of the requisition, the meeting has been cancelled.

Clifton Star wishes to thank all shareholders for their overwhelming and conclusive support of management, the board, and the current long-term plan.  There was overwhelming opposition to this unnecessary and costly meeting, and strong support for the board’s recent initiatives, including the addition of Agnico Eagle Mines and Yamana Gold Inc. as new shareholders and adding C$5.7 million to the treasury. It is clear that Mr. Miller heard from our shareholders, concluded he had very limited support, and decided to bow out.

While it is unfortunate that Clifton Star was forced to spend time and money on this unnecessary and now cancelled meeting, as fellow shareholders, the board wants to assure all shareholders it has remained steadfast in its commitment to execute on its business plan and create long-term value.

Clifton Star hopes that Mr. Miller will do the right thing for all shareholders and now conclusively abandon his ill-fated, persistent attempts to distract management and the board from executing on their long-term strategic plan to create value.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

Email: mbouchard@cfo-star.com Phone: 418-914-9922 www.cfo-star.com

For Media Inquiries:

Ian Robertson

Vice President, Communications

Kingsdale Shareholder Services

Direct: 416-867-2333

Cell: 647-621-2646

Email: irobertson@kingsdaleshareholder.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S.  Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.